FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 15 February, 2023

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö  Form 40-F___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No  Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing 2022 Fourth Quarter and Annual Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 15 February, 2023

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Tenaris Announces 2022 Fourth Quarter and Annual Results

The financial and operational information contained in this press release is based on audited consolidated financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and adopted by the European Union, or IFRS. Additionally, this press release includes non-IFRS alternative performance measures i.e., EBITDA, Free Cash Flow, Net cash / debt and Operating working capital days. See exhibit I for more details on these alternative performance measures.

Luxembourg, February 15, 2023. - Tenaris S.A. (NYSE and Mexico: TS and EXM Italy: TEN) (“Tenaris”) today announced its results for the fourth quarter and year ended December 31, 2022 with comparison to its results for the fourth quarter and year ended December 31, 2021.

Summary of 2022 Fourth Quarter Results

	4Q 2022	3Q 2022		4Q 2021
Net sales ($ million)	3,620	2,975	22%	2,057	76%
Operating income ($ million)	1,013	803	26%	273	271%
Net income ($ million)	803	608	32%	336	139%
Shareholders’ net income ($ million)	807	606	33%	370	118%
Earnings per ADS ($)	1.37	1.03	33%	0.63	118%
Earnings per share ($)	0.68	0.51	33%	0.31	118%
EBITDA ($ million)	1,269	946	34%	483	163%
EBITDA margin (% of net sales)	35.1%	31.8%		23.5%

In the fourth quarter of 2022, our sales rose sequentially 22%, driven by further increases in shipments and realized prices in most regions. Our quarterly EBITDA continues to grow with the margin rising to 35%, despite higher raw material and energy costs. Our operating income, which included $77 million in impairment charges on certain idle assets and some small cash generating assets, amounted to $1,013 million. Shareholders’ net income reached $807 million, or 22% of net sales.

Our free cash flow for the quarter increased to $416 million after capex payments of $108 million and our operating working capital days declined to 128. After a dividend payment of $201 million in November 2022, our net cash position increased to $921 million at December 31, 2022.

1

Summary of 2022 Annual Results

	12M 2022	12M 2021	Increase/(Decrease)
Net sales ($ million)	11,763	6,521	80%
Operating income ($ million)	2,963	708	319%
Net income ($ million)	2,549	1,053	142%
Shareholders’ net income ($ million)	2,553	1,100	132%
Earnings per ADS ($)	4.33	1.86	133%
Earnings per share ($)	2.16	0.93	132%
EBITDA ($ million)	3,648	1,359	168%
EBITDA margin (% of net sales)	31.0%	20.8%

In 2022, our net income reached a record high while our net sales and EBITDA were close to the all-time highs recorded in 2008 just prior to the global financial crisis. Our results rose strongly throughout the year and reached record quarterly levels in the fourth quarter. The increase in sales reflect the strong recovery of oil and gas drilling activity in the Americas, a more delayed recovery in Eastern Hemisphere activity, which is now picking up steam, and the solid contribution of the great majority of our market and product segments.

Operating margins expanded reflecting the higher prices realized on the sales of most of our products that have more than compensated for higher raw material and energy costs and a good industrial performance with increased levels of activity and utilization of production capacity.

Net income more than doubled compared to 2021, despite a much lower contribution from our non-consolidated companies and higher income taxes.

Operating cash flow for the year amounted to $1,167 million after accounting for a $2,131 million build up in working capital to support the higher level of sales and the ramp up of our industrial system. After capital expenditures of $378 million and dividend payments of $531 million during the year, our net cash position increased to $921 million at the end of the year.

2

Market Background and Outlook

In an environment where geopolitical and macro-economic risks as well as inflation remain high, global economic prospects have improved following the fall in energy prices in Europe and the reversal of China’s COVID lockdown strategy. Conditions remain in place for a further increase in investment in the energy industry, with low levels of spare capacity, the implementation of further sanctions on Russian exports and a renewed focus on energy security around the world.

Drilling activity increased during 2022 and, although it has plateaued in North America as we enter 2023, it continues to increase in the Middle East and offshore regions. Global demand for OCTG in 2023 is expected to reach its highest level since 2014. Pipeline activity is also advancing to support oil and gas developments, notably in Argentina and the Middle East.

For the first half of 2023, we expect our sales and EBITDA to show a further increase as we continue to ramp up production in North America and increase shipments to pipeline projects. The pricing momentum we saw over the last year is levelling out and we expect that margins will remain close to the current level. Cash flow from operations will increase and we expect to stabilize our working capital requirements by the second quarter.

Annual Dividend Proposal

Upon approval of the Company´s annual accounts in March 2023, the board of directors intends to propose, for approval of the annual general shareholders’ meeting to be held on May 3, 2023, the payment of dividends in an aggregate amount of approximately $602 million, which would include the interim dividend of approximately $201 million paid in November 2022. If the annual dividend is approved by the shareholders, a dividend of $0.34 per share ($0.68 per ADS), or approximately $401 million, will be paid on May 24, 2023, with an ex-dividend date on May 22, 2023 and record date on May 23, 2023.

3

Analysis of 2022 Fourth Quarter Results

Tubes Sales volume (thousand metric tons)	4Q 2022	3Q 2022		4Q 2021
Seamless	809	750	8%	731	11%
Welded	156	106	47%	68	130%
Total	965	856	13%	799	21%

Tubes	4Q 2022	3Q 2022		4Q 2021
(Net sales - $ million)
North America	2,105	1,761	20%	1,118	88%
South America	802	600	34%	341	136%
Europe	185	190	(3%)	167	11%
Middle East & Africa	303	234	30%	209	45%
Asia Pacific	70	46	51%	75	(7%)
Total net sales ($ million)	3,466	2,832	22%	1,910	81%
Operating income ($ million)	980	780	26%	245	300%
Operating margin (% of sales)	28.3%	27.5%		12.8%

Net sales of tubular products and services increased 22% sequentially and 81% year on year. Volumes increased 13% sequentially and 21% year on year while average selling prices increased 9% sequentially and 50% year on year. In North America, sales increased 20% sequentially reflecting higher volumes for OCTG throughout the region and higher OCTG prices in the United States. In South America sales increased 34% sequentially, mainly due to the start of deliveries for a gas pipeline and higher OCTG sales in Argentina. In Europe sales decreased 3% sequentially due to a slight reduction in sales to distributors of mechanical and structural products. In the Middle East and Africa sales increased 30% reflecting higher sales of OCTG in the United Arab Emirates and higher sales of line pipe in Iraq and the Caspian area. In Asia Pacific sales increased 51% sequentially, due to higher sales in Indonesia and sales of casing to a geothermal project in the Philippines.

Operating income from tubular products and services, amounted to $980 million in the fourth quarter of 2022, compared to $780 million in the previous quarter and $245 million in the fourth quarter of 2021. Operating results of the quarter include a $63 million impairment charge on certain idle assets and some small cash generating units. During the quarter the operating margin increased following a 9% increase in average selling prices which more than offset higher energy and raw material costs.

4

Others	4Q 2022	3Q 2022		4Q 2021
Net sales ($ million)	154	143	8%	147	5%
Operating income ($ million)	33	23	42%	29	16%
Operating margin (% of sales)	21.4%	16.2%		19.4%

Net sales of other products and services increased 8% sequentially and 5% year on year. Sequentially, sales and operating income improved mainly due to higher sales and results from our oil services business in Argentina which offers hydraulic fracturing and coiled tubing services. Operating results of the quarter include a $14 million impairment charge.

Selling, general and administrative expenses, or SG&A, amounted to $454 million (12.6% of net sales), compared to $403 million (13.6%) in the previous quarter and $338 million (16.4%) in the fourth quarter of 2021. While SG&A expenses increased sequentially, mainly due to higher logistic costs, taxes and labor costs, they declined as a percentage of sales.

Impairment charge. In December, 2022, we recorded an impairment of $63 million on our Tubes segment and $14 million on our Others segment.

Other operating result amounted to a $12 million loss in the fourth quarter of 2022, compared with $2 million loss in the previous quarter and $12 million gain in the fourth quarter of 2021.

Financial results were a gain of $36 million in the fourth quarter of 2022, compared with a $29 million loss in the previous quarter and $2 million gain in the fourth quarter of 2021. Results of the quarter are mainly derived from higher net interest income and positive net foreign exchange results.

Equity in earnings of non-consolidated companies generated a gain of $13 million in the fourth quarter of 2022, compared to $5 million in the previous quarter and $133 million in the same period of 2021. Quarter results are mainly derived from our equity investment in Ternium (NYSE:TX), Usiminas and Techgen, the Mexican power plant in which we hold a 22% equity interest.

Income tax charge amounted to $258 million in the fourth quarter of 2022, compared to $171 million in the previous quarter and $72 million in the fourth quarter of 2021. Taxes increased during the quarter due to the better results at several subsidiaries following the improvement in activity.

5

Cash Flow and Liquidity of 2022 Fourth Quarter

Net cash provided by operations during the fourth quarter of 2022 was $524 million, compared with $242 million in the previous quarter and $46 million in the fourth quarter of 2021. As activity continues to increase working capital continues to rise showing a $682 million increase during the quarter, driven by higher sales. Our operating working capital days declined to 128 at year end compared to 134 at the end of the previous quarter.

With capital expenditures of $108 million for the fourth quarter of 2022 ($129 million in the previous quarter and $69 million in the fourth quarter of 2021), during the quarter we had a positive free cash flow of $416 million.

Following dividend payments of $201 million during the quarter, our positive net cash position increased to $921 million at December 31, 2022.

Analysis of 2022 Annual Results

Net sales ($ million)	12M 2022		12M 2021		Increase/(Decrease)
Tubes	11,133	95%	5,994	92%	86%
Others	630	5%	528	8%	19%
Total	11,763		6,521		80%

Tubes Sales volume (thousand metric tons)	12M 2022	12M 2021	Increase/(Decrease)
Seamless	3,146	2,514	25%
Welded	387	289	34%
Total	3,533	2,803	26%

Tubes	12M 2022	12M 2021	Increase/(Decrease)
(Net sales - $ million)
North America	6,796	3,240	110%
South America	2,213	1,051	111%
Europe	867	622	39%
Middle East & Africa	980	832	18%
Asia Pacific	277	249	11%
Total net sales ($ million)	11,133	5,994	86%
Operating income ($ million)	2,867	613	368%
Operating margin (% of sales)	25.8%	10.2%

Net sales of tubular products and services increased 86% to $11,133 million in 2022, compared to $5,994 million in 2021, reflecting a 26% increase in volumes and a 47% increase in average selling prices. Sales increased in all regions, mainly in North America where there was a recovery in volumes and prices throughout the region, led by the U.S. onshore market and in South America mainly due to higher OCTG sales in the region and deliveries for a gas pipeline in Argentina.

6

Operating results from tubular products and services, amounted to a gain of $2,867 million in 2022, compared to a gain of $613 million in 2021. Tubes operating income in 2022 is net of a $63 million impairment charge, while in 2021 it includes an impairment charge of $57 million. The improvement in operating results was driven by the recovery in shipment volumes and in prices and higher level of utilization of production capacity, which more than offset an increase in energy and raw material costs.

Others	12M 2022	12M 2021	Increase/(Decrease)
Net sales ($ million)	630	528	19%
Operating income ($ million)	96	95	1%
Operating margin (% of sales)	15.2%	17.9%

Net sales of other products and services increased 19% from $528 million in 2021 to $630 million in 2022, mainly due to higher sales of sucker rods, of our oilfield services business in Argentina which offers hydraulic fracturing and coiled tubing services and excess raw materials, partially offset by lower sales from the discontinued industrial equipment business in Brazil.

Operating results from other products and services, amounted to a gain of $96 million in 2022, similar to the $95 million gained in 2021. Results were mainly derived from our sucker rods business and our oilfield services business in Argentina, partially offset by $20 million loss related to our discontinued industrial equipment business in Brazil. The operating income for other products and services in 2022 includes a $14 million impairment charge.

Selling, general and administrative expenses, or SG&A, amounted to $1,635 million (13.9% of net sales), compared to $1,207 million (18.5%) in 2021. The 2022 increase in SG&A is mainly due to higher logistic costs, while they decrease as a percentage of sales.

Impairment charge, in 2022, we recorded a $77 million impairment: $63 million on our Tubes segment and $14 million on our Others segment, while in 2021 we recorded a $57 million impairment on our Tubes segment, as a result of the termination of the NKKTubes joint venture.

Other operating results amounted to zero in 2022, compared to a gain of $62 million in 2021. Results in 2022 include a $78 million charge from the settlement with the U.S. SEC, a $71 million non-cash gain from the reclassification to the income statement of NKKTubes’s cumulative foreign exchange adjustments belonging to the shareholders due to the cease of its operations and an $18 million gain from the sale of land in Canada after the relocation of the Prudential facility. The gain in 2021 was mainly due to a $36 million recognition of fiscal credits in Brazil and the profit from the sale of assets.

Financial results amounted to a loss of $6 million in 2022, compared to a gain of $23 million in 2021. 2022 financial loss includes a loss of $10 million related to the change in fair value of certain financial instruments obtained in an operation of settlement of trade receivables and a $30 million loss related to the transfer of Argentine sovereign bonds paid as dividend from an Argentine subsidiary to its shareholders.

7

Equity in earnings of non-consolidated companies generated a gain of $209 million in 2022, compared to $513 million in 2021. These results were mainly derived from our equity investment in Ternium (NYSE:TX). In 2022 they included $34 million impairment charges on our participations in the joint venture with Severstal ($15 million) and in Usiminas ($19 million).

Income tax charge amounted to $617 million in 2022, compared to $189 million in 2021, reflecting the improvement in results in several subsidiaries.

Cash Flow and Liquidity of 2022

Net cash provided by operations in 2022 was $1,167 million (net of $2,131 million used in working capital), compared to $119 million (net of $1,071 million used in working capital) in 2021.

With capital expenditures of $378 million, we had a positive free cash flow of $789 million in 2022, compared to a negative free cash flow of $120 million in 2021.

Following dividend payments of $531 million during 2022, our positive net cash position increased to $921 million at December 31, 2022.

Conference call

Tenaris will hold a conference call to discuss the above reported results, on February 16, 2023, at 09:00 a.m. (Eastern Time). Following a brief summary, the conference call will be opened to questions.

To listen to the conference please join through one of the following options:

ir.tenaris.com/events-and-presentations or

https://edge.media-server.com/mmc/p/emnrvnrf

If you wish to participate in the Q&A session please register at the following link:

https://register.vevent.com/register/BI64374f61f04b4af9b05406336279305b

Please connect 10 minutes before the scheduled start time.

A replay of the conference call will also be available on our webpage at:

ir.tenaris.com/events-and-presentations

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

8

Consolidated Income Statement

(all amounts in thousands of U.S. dollars)	Three-month period ended December 31,		Twelve-month period ended December 31,
	2022	2021	2022	2021

Net sales	3,620,210	2,057,164	11,762,526	6,521,207
Cost of sales	(2,063,969)	(1,400,370)	(7,087,739)	(4,611,602)
Gross profit	1,556,241	656,794	4,674,787	1,909,605
Selling, general and administrative expenses	(454,478)	(338,050)	(1,634,575)	(1,206,569)
Impairment charge	(76,725)	(57,075)	(76,725)	(57,075)
Other operating income (expense), net	(11,987)	11,646	(212)	61,548
Operating income	1,013,051	273,315	2,963,275	707,509
Finance income	37,756	5,845	80,020	38,048
Finance cost	(20,237)	(6,851)	(45,940)	(23,677)
Other financial results	18,127	2,591	(40,120)	8,295
Income before equity in earnings of non-consolidated companies and income tax	1,048,697	274,900	2,957,235	730,175
Equity in earnings of non-consolidated companies	12,701	133,482	208,702	512,591
Income before income tax	1,061,398	408,382	3,165,937	1,242,766
Income tax	(258,226)	(72,246)	(617,236)	(189,448)
Income for continuing operations	803,172	336,136	2,548,701	1,053,318

Attributable to:
Shareholders’ Equity	807,318	370,034	2,553,280	1,100,191
Non-controlling interests	(4,146)	(33,898)	(4,579)	(46,873)
	803,172	336,136	2,548,701	1,053,318

9

Consolidated Statement of Financial Position

(all amounts in thousands of U.S. dollars)	At December 31, 2022		At December 31, 2021

ASSETS
Non-current assets
Property, plant and equipment, net	5,556,263		5,824,801
Intangible assets, net	1,332,508		1,372,176
Right-of-use assets, net	111,741		108,738
Investments in non-consolidated companies	1,540,646		1,383,774
Other investments	119,902		320,254
Derivative financial instruments	—		7,080
Deferred tax assets	208,870		245,547
Receivables, net	211,720	9,081,650	205,888	9,468,258
Current assets
Inventories, net	3,986,929		2,672,593
Receivables and prepayments, net	183,811		96,276
Current tax assets	243,136		193,021
Trade receivables, net	2,493,940		1,299,072
Derivative financial instruments	30,805		4,235
Other investments	438,448		397,849
Cash and cash equivalents	1,091,527	8,468,596	318,127	4,981,173
Total assets		17,550,246		14,449,431
EQUITY
Shareholders' equity		13,905,709		11,960,578
Non-controlling interests		128,728		145,124
Total equity		14,034,437		12,105,702
LIABILITIES
Non-current liabilities
Borrowings	46,433		111,432
Lease liabilities	83,616		82,694
Deferred tax liabilities	269,069		274,721
Other liabilities	230,142		231,681
Provisions	98,126	727,386	83,556	784,084
Current liabilities
Borrowings	682,329		219,501
Lease liabilities	28,561		34,591
Derivative financial instruments	7,127		11,328
Current tax liabilities	376,240		143,486
Other liabilities	260,614		203,725
Provisions	11,185		9,322
Customer advances	242,910		92,436
Trade payables	1,179,457	2,788,423	845,256	1,559,645
Total liabilities		3,515,809		2,343,729
Total equity and liabilities		17,550,246		14,449,431

10

Consolidated Statement of Cash Flows

	Three-month period ended December 31,		Twelve-month period ended December 31,
(all amounts in thousands of U.S. dollars)	2022	2021	2022	2021

Cash flows from operating activities
Income for the year	803,172	336,136	2,548,701	1,053,318
Adjustments for:
Depreciation and amortization	179,135	152,160	607,723	594,721
Impairment charge	76,725	57,075	76,725	57,075
Income tax accruals less payments	139,061	23,972	257,651	35,602
Equity in earnings of non-consolidated companies	(12,701)	(133,482)	(208,702)	(512,591)
Interest accruals less payments, net	(3,672)	1,174	1,480	(11,363)
Changes in provisions	7,164	(6,835)	16,433	7,381
Reclassification of currency translation adjustment reserve	—	—	(71,252)	—
Result of sale of subsidiaries	—	(6,768)	—	(6,768)
Changes in working capital	(682,115)	(381,720)	(2,131,245)	(1,071,464)
Currency translation adjustment and others	17,173	4,318	69,703	(26,836)
Net cash provided by operating activities	523,942	46,030	1,167,217	119,075

Cash flows from investing activities
Capital expenditures	(107,646)	(68,647)	(378,446)	(239,518)
Changes in advance to suppliers of property, plant and equipment	(13,108)	(655)	(18,901)	(5,075)
Proceeds from sale of subsidiaries, net of cash	—	24,332	—	24,332
Acquisition of subsidiaries, net of cash acquired	—	—	(4,082)	—
Investment in companies under cost method	—	—	—	(692)
Proceeds from disposal of property, plant and equipment and intangible assets	1,690	8,380	48,458	22,735
Dividends received from non-consolidated companies	20,674	26,798	66,162	75,929
Changes in investments in securities	38,079	111,763	123,254	390,186
Net cash (used in) provided by investing activities	(60,311)	101,971	(163,555)	267,897

Cash flows from financing activities
Dividends paid	(200,658)	(153,469)	(531,242)	(318,744)
Dividends paid to non-controlling interest in subsidiaries	—	—	(10,432)	(3,355)
Changes in non-controlling interests	2,099	—	(1,407)	—
Payments of lease liabilities	(13,560)	(10,252)	(52,396)	(48,473)
Proceeds from borrowings	161,785	267,970	1,511,503	843,668
Repayments of borrowings	(300,783)	(446,728)	(1,094,370)	(1,121,053)
Net cash used in financing activities	(351,117)	(342,479)	(178,344)	(647,957)

Increase (decrease) in cash and cash equivalents	112,514	(194,478)	825,318	(260,985)

Movement in cash and cash equivalents
At the beginning of the year	990,803	513,665	318,067	584,583
Effect of exchange rate changes	(11,883)	(1,120)	(51,952)	(5,531)
Increase (decrease) in cash and cash equivalents	112,514	(194,478)	825,318	(260,985)
At December 31,	1,091,434	318,067	1,091,433	318,067

11

Exhibit I – Alternative performance measures

Alternative performance measures should be considered in addition to, not as substitute for or superior to, other measures of financial performance prepared in accordance with IFRS.

EBITDA, Earnings before interest, tax, depreciation and amortization.

EBITDA provides an analysis of the operating results excluding depreciation and amortization and impairments, as they are recurring non-cash variables which can vary substantially from company to company depending on accounting policies and the accounting value of the assets. EBITDA is an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation. EBITDA is widely used by investors when evaluating businesses (multiples valuation), as well as by rating agencies and creditors to evaluate the level of debt, comparing EBITDA with net debt.

EBITDA is calculated in the following manner:

EBITDA = Net income for the period + Income tax charges +/- Equity in Earnings (losses) of non-consolidated companies +/- Financial results + Depreciation and amortization +/- Impairment charges/(reversals)

EBITDA is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	Three-month period ended December 31,		Twelve-month period ended December 31,
	2022	2021	2022	2021
Income for continuing operations	803,172	336,136	2,548,701	1,053,318
Income tax	258,226	72,246	617,236	189,448
Equity in earnings of non-consolidated companies	(12,701)	(133,482)	(208,702)	(512,591)
Financial results	(35,646)	(1,585)	6,040	(22,666)
Depreciation and amortization	179,135	152,160	607,723	594,721
Impairment charge	76,725	57,075	76,725	57,075
EBITDA	1,268,911	482,550	3,647,723	1,359,305

Free Cash Flow

Free cash flow is a measure of financial performance, calculated as operating cash flow less capital expenditures. FCF represents the cash that a company is able to generate after spending the money required to maintain or expand its asset base.

Free cash flow is calculated in the following manner:

Free cash flow = Net cash (used in) provided by operating activities - Capital expenditures.

Free cash flow is a non-IFRS alternative performance measure.

12

(all amounts in thousands of U.S. dollars)	Three-month period ended December 31,		Twelve-month period ended December 31,
	2022	2021	2022	2021
Net cash provided by operating activities	523,942	46,030	1,167,217	119,075
Capital expenditures	(107,646)	(68,647)	(378,446)	(239,518)
Free cash flow	416,296	(22,617)	788,771	(120,443)

Net Cash / (Debt)

This is the net balance of cash and cash equivalents, other current investments and fixed income investments held to maturity less total borrowings. It provides a summary of the financial solvency and liquidity of the company. Net cash / (debt) is widely used by investors and rating agencies and creditors to assess the company’s leverage, financial strength, flexibility and risks.

Net cash/ debt is calculated in the following manner:

Net cash = Cash and cash equivalents + Other investments (Current and Non-Current)+/- Derivatives hedging borrowings and investments - Borrowings (Current and Non-Current).

Net cash/debt is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2022	2021
Cash and cash equivalents	1,091,527	318,127
Other current investments	438,448	397,849
Non-current investments	113,574	312,619
Derivatives hedging borrowings and investments	6,480	2,325
Current borrowings	(682,329)	(219,501)
Non-current borrowings	(46,433)	(111,432)
Net cash / (debt)	921,267	699,987

Operating working capital days

Operating working capital is the difference between the main operating components of current assets and current liabilities. Operating working capital is a measure of a company’s operational efficiency, and short-term financial health.

Operating working capital days is calculated in the following manner:

Operating working capital days = [(Inventories + Trade receivables – Trade payables – Customer advances) / Annualized quarterly sales ] x 365

Operating working capital days is a non-IFRS alternative performance measure.

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(all amounts in thousands of U.S. dollars)	Three-month period ended December 31,
	2022	2021
Inventories	3,986,929	2,672,593
Trade receivables	2,493,940	1,299,072
Customer advances	(242,910)	(92,436)
Trade payables	(1,179,457)	(845,256)
Operating working capital	5,058,502	3,033,973
Annualized quarterly sales	14,480,840	8,228,656
Operating working capital days	128	135

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